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Nick Fairley, Masterworks <nfairley@investors.masterworks.com>

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Sam,

One of the biggest stories in the art market over the last ten years has been the rising market for Black contemporary artists. According to Artnet, the market for Black artists expanded 400% between 2008 and 2021, up to 4% of all global auction sales in '21. As collectors, curators, and institutions have recognized formerly overlooked artists, many Black contemporary artists have begun to fetch blue-chip prices.

It all started in the mid-2010s, when exhibitions like "Soul of a Nation: Art in the Age of Black Power" toured major museums including the Tate, the Brooklyn Museum, and the Broad Museum in LA. Shortly after, Black artists began to take off at auction as well, with artists like Kerry James Marshall, Julie Mehretu, and Mark Bradford all garnering high turnover and new record prices.

That's why we're excited to offer this Mark Bradford painting, since we believe he is well-poised to capitalize on this ongoing growth trend long-term.

Bradford started the 2010s with a total auction turnover of $1.6 million. In 2018, he totaled $41 million! Since the start of 2023, he's totaled $18.4 million on 10 paintings, a great sign for his demand.

Our Bradford painting is one of his iconic large-scale abstract works. It was the titular painting in his museum show, "Sea Monsters," and was owned by the famous collector Gerald Fineberg.

Invest here, or view the offering circular below.

Invest in Mark Bradford



Mark Bradford (left), Our Offering (right)

99% PROGRESS

Thanks,

Nick Fairley

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Investment Adviser
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281